Huiheng Medical, Inc.
Huiheng Bldg., Gaoxin 7 Street South
 Keyuannan Rd., Nanshan District
 Shenzhen, Guangdong, P.R. China 518057

June 29, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Huiheng Medical, Inc.
Form RW – Withdrawal of Registration Statement on Form S-1
Registration File No. 333-146975

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Huiheng Medical, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-146975) (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement in light of the current market conditions and on the grounds that there is no longer a present need to register securities under the Registration Statement.  Specifically, shares being registered on the Registration Statement can now be sold by the selling shareholders under Rule 144, and the selling shareholders with registration rights have terminated such rights.

The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to John Yung of Bullivant Houser Bailey PC, via facsimile at (916) 930-2501 and via mail at 1415 L Street, Suite 1000, Sacramento, CA 95814.

If you have questions regarding this application for withdrawal, please call John Yung at Bullivant Houser Bailey PC, the Company’s counsel, at (916) 930-2524.

Sincerely,

Huiheng Medical, Inc.

By:      /s/ Richard Shen
Richard Shen
Chief Financial Officer